Summary and Risk Factors

The interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that our investment objectives will be achieved or that our asset tokens gain interest, whether via the Blackchip Platform or otherwise. The risks described in this section should not be considered an exhaustive list of the risks that prospective investors should consider before investing in our interests. Prospective investors should obtain their own legal and tax advice prior to making an investment in our interests and should be aware that an investment in our interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in our interests.

Risks Related to the Structure, Operation and Performance of the Company
Start-up nature
Our company was recently formed and has not generated any revenues and has no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that our company or asset interests will achieve their investment objectives, the value of the underlying assets will increase, or the underlying assets will be successfully monetized. Due to the start-up nature of our company, there can be no guarantee that we will reach our funding target or acquire multiple unique investments from potential investors. In the event we do not reach a funding target, we may not be able to achieve our investment objectives by acquiring additional assets.
No business strategy like ours.
We believe that are no other companies that crowdfund artwork, wine and whisky collectively. We also believe that there are no other companies that have attempted to Offer shares in rare assets through cryptocurrency tokenization. Our company and our interests may not gain market acceptance from potential investors, potential asset sellers or service providers within the art, wine and whisky industry, including insurance companies, appraisers, and strategic partners. This could result in an inability of our manager to operate the underlying assets profitably. This could impact the issuance of further assets interests. Without the addition of new and unique assets, investors would not access to a variety of alternative investments to choose from.
The offering amount may exceed the value of the asset.
The size of an offering will exceed the purchase price. When the asset is to be sold and there had not been substantial appreciation of the asset prior to such sale, there may not be sufficient proceeds from the sale of the asset to repay investors the amount of their initial investment (after first paying off any liabilities on the asset at the time of the sale).



Ability to execute our business plan and our Manager success. The successful operation of our company (and therefore, the success of each asset) is in part dependent on the ability of our manager and asset manager to source, acquire and manage the underlying assets. As our manager has only been in existence since November 2020 and is an early-stage startup company, it has no significant operating history. We will be highly dependent on the expertise and performance of our manager and its team, its expert network and other investment professionals (which include third party experts) to source, acquire and manage the underlying assets. There can be no assurance that these individuals will continue to be associated with our manager or asset manager.
Potential breach of Security
The highly automated nature of the Blackchip Platform through which potential investors acquire or transfer interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The Blackchip Platform processes certain confidential information about investors, asset sellers and the underlying assets. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the Blackchip Platform, our company, our manager or our service providers could be breached. Any accidental or willful security breaches or other unauthorized access to the Blackchip Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of our manager?s and our company?s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Blackchip Platform software are exposed and exploited, the relationships between our company, investors, users and the asset sellers could be severely damaged, and our company or our manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.
Non-compliance with Regulations
Furthermore, we are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, and neither our manager nor our asset manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Investment Advisers Act, and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and our manager have taken the position that the assets are not ?securities? within the meaning of the of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or our manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of an asset and our manager may be forced to liquidate and wind up the Offering or rescind the offering for any interests.

Risks Related to the Art, Wine & Whisky Industry
Portfolio Creation
Investors looking for diversification will have to create their own diversified portfolio as available in the Blackchip Platform personal portfolio tracker. In order to diversify the users must invest in other opportunities in addition to the interests offered hereby. Investment in this Offering does not entitle the user to any shares or tokens in relation to a separate Offering. Each Asset of our company is expected to be either in art, wine or whisky.
Given the concentrated nature of the underlying assets (i.e., only art, wine & whisky) any downturn in those industries is likely to impact the value of the underlying assets, and consequently the value of the interests. Furthermore, assets may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in alternative investments such as art, wine and whisky. In the event of a downturn in the industry, the value of the underlying assets is likely to decrease. Demand for high value art, wine & whisky depends to a large extent on general, economic, political and social conditions in a given market as well as the tastes of the collector or art enthusiast community resulting in changes the types of assets that are most sought after.
Difficult Valuations
Valuations of art, wine and whisky are difficult. Valuations of the underlying assets will be based upon the subjective approach taken by the members of our manager?s expert network, valuation experts appointed by Management or other data provided by third parties (e.g., auction results and previous sales history). Our manager sources data from reputable valuation providers in the industry; however, it may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain. Valuation of assets at Offering are not guarantees of realizable price, do not necessarily represent the price at which our interests may be later sold. Assets may be materially affected by several factors outside of our control, including, any volatility in the economic markets or political trade impacts.
Risks Related to Cryptocurrency Industry
Future government regulations
With cryptocurrency being largely adopted in 2020-2021, the SEC and other Government entities are projected to implement large regulations regarding Bitcoin and alternative coins in which Blackchip operates. Depending on the regulations enacted in the future, the access to cryptocurrency and or fees associated with transactions may change and have a material impact on the user?s asset tokens.
Risks Related to the Assets
Potential loss of or damage to an asset
The asset may be lost or damaged by causes beyond our reasonable control when in storage or on display. Any damage to an underlying asset could adversely impact the value of the underlying asset. Although we intend for the underlying assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that the underlying assets can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value.
Loss Exposure and or reputational harm
We may become involved in various legal proceedings, lawsuits, and other claims incidental to the ordinary course of our business. We are required to assess the likelihood of any adverse judgments or outcomes in these matters, as well as potential ranges of probable or reasonably possible losses. Title or authenticity
There is no guarantee that an underlying asset will be free of any claims regarding title and authenticity (e.g., counterfeit or previously stolen art and collectibles), or that such claims may arise after acquisition of an asset. We may not have complete ownership history restoration/repair records for an underlying asset. In the event of a title or authenticity claim against us, we may not have assistance against the asset seller, or the benefit of insurance and the value of the underlying asset may be diminished.
Risks Related to the Offerings and Ownership of our Interests
Ethereum Blockchain
Built on the Ethereum Blockchain; the Uniswap exchange allows users to resell asset token interests at different prices than what may have been purchased for them. This could result in volatility to an amount below what was paid for your interests. State law restrictions on an investor
Each state has its own securities laws, often called ?blue sky? laws, which limit sales of securities to a state?s residents unless the securities are registered in that state or qualify for an exemption from registration . There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our interests to be limited. Investors may be unable to resell their interests, or they may be unable to resell them without the significant expense of state registration or qualification.